[ABN AMRO Funds' Letterhead]




                                                  October 24, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      ABN AMRO Funds
                  Withdrawal Request (EDGAR Accession No. 0000950137-03-004967) File Nos. 333-109176 and 811-08004
                  -------------------------------------------------------------

To the Commission:

         ABN AMRO Funds (the "Trust") requests that the Trust's Registration Statement on Form N-14 that was filed on September 26, 2003 for the purpose of reorganizing the ABN AMRO Select Small Cap Fund (a series of the Trust) into the ABN AMRO/TAMRO Small Cap Fund (also a series of the Trust) (collectively, the "Series") be withdrawn pursuant to Rule 477(a) under the 1933 Act. Management of the Trust and the Series has decided not to proceed with the reorganization for business reasons.

         If you have any questions regarding this filing, please call Carole Anne D. Hussey at (312) 609-7650.



                                                  Sincerely,

                                                  /s/ Gerald F. Dillenburg
                                                  ------------------------

                                                  Gerald F. Dillenburg
                                                  Secretary,
                                                  ABN AMRO Funds

cc:      Cathy G. O'Kelly
         Vedder, Price, Kaufman & Kammholz, P.C.